UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Earnings release of Natura &Co Holding S.A. for the six-month period ended June 30, 2021.
2.	Earnings presentation of Natura &Co Holding S.A. for the six-month period ended June 30, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: August 13, 2021

Item 1

Earnings release of Natura &Co Holding S.A. for the six-month period ended June 30, 2021.

São Paulo, August 12, 2021.

Q2-21: Natura &Co reports strong +36% growth, continuing to outperform the CFT1 market, with net income increasing to R$235 million

Growth in all businesses, including Avon both in Latam and International

Strong net income boosted by Avon integration

Significant advances in the first year of our 2030 Sustainability Vision

•	Natura &Co’s consolidated net revenue reached R$9.5 billion in Q2, up 36.2% in BRL vs. Q2-20 (+31.7% at constant currency, “CC”), significantly ahead of the global CFT market, supported by growth across all businesses, despite continued impacts from Covid-19 in key markets. Excluding last year’s phasing effect of the cyber incident that shifted R$454 million in sales from Q2 to Q3, net revenue would have been up by 27.9% (+24.4% at CC), still ahead of the global CFT market.

In H1-21, net revenue reached R$19.0 billion, up 30.8% in BRL (+18.9% at CC). Excluding last year’s phasing effect of the cyber incident, net revenue in H1-21 would have been up by 26.8% (+15.8% at CC).

o	Natura &Co Latam’s Q2 net revenue increased by 39.2% in BRL (+37.1% at CC), mainly driven by a very strong performance by the Natura and Avon brands in Hispanic Latam. The Natura brand’s net revenue increased by 25.0% in BRL (+26.0% at CC), with +8.0% growth in Brazil and +67.8% (+78.4% at CC) in Hispanic Latam, supported by all markets and driven by an increase in consultants, higher volumes and strong online sales. Mexico continued its solid growth trajectory and became Natura’s biggest market outside Brazil. The Avon brand’s net revenue increased by a strong 59.3% in BRL (+52.5% at CC), supported by +26.2% growth in Brazil and +83.0% in Hispanic Latam in BRL (+72.5% at CC), driven by growth in beauty categories and the home segment. Excluding last year’s phasing effect of the cyber incident of R$393.0 million in sales shifted to Q3, Avon’s net revenue would have been up by +28.1% (+25.6% at CC), and Natura &Co Latam’s net revenue would have been up by 26.7% (+26.0% at CC). In H1-21, net revenue increased by 31.7% in BRL (+26.1% at CC), with the Natura brand up 27.1% in BRL (+25.4% at CC) and the Avon brand up 37.0% (+26.7% at CC).

o	Avon International’s Q2 net revenue grew by a strong 33.6% in BRL (+27.1% at CC). Avon gained market share2 vs. Q2-20 in key beauty categories and key markets, notably the Philippines, South Africa, Romania and Italy, while retaining growth momentum in the UK. In addition, representative satisfaction improved vs. 2020 and 2019, supported by best-ever service levels in order fill rate. Pilots of the new commercial model have shown positive initial results in productivity, sales growth and number of representatives. Excluding last year’s phasing effect of the cyber incident of R$61.0 million in sales shifted to Q3, net revenue in Q2-21 would have been up by 28.9% (+22.6% at CC). In H1-21, net revenue was up 21.1% in BRL (+4.6% at CC).

o	The Body Shop’s Q2 net revenue increased by 24.3% in BRL (+14.2% at CC), driven by all regions and supported by strong growth in retail, although several company and franchise markets remained in or re-entered lockdowns, resulting in approximately 18% lost store days in Q2. The Body Shop began the roll-out of 500 refill stations in its stores across the world, resumed the opening of new concept stores, including three in Japan, and relaunched its iconic Body Butter, now produced by Avon. In H1-21, net revenue was up 35.5% in BRL (+12.4% at CC).

o	Aesop’s Q2 net revenue grew by a strong +47.0% in BRL (+40.8% at CC). All regions contributed to growth, led by the Americas and Asia with Japan, South Korea and Hong Kong delivering robust performances, despite ongoing Covid-19 impacts in a number of markets, resulting in approximately 11% lost store days. Investments continued in digital platforms and CRM across many markets to enhance customer experience. In H1-21, net revenue was up 58.7% in BRL (+35.5% at CC).

•	Natura &Co digital sales grew sequentially in the quarter. Digitally-enabled sales, which include online sales (e-commerce + social selling) and relationship selling using our main digital apps, reached 51% of total revenue, compared to 55% in Q2-20, when all non-digital channels shut down, and to 34% pre-pandemic (Q2-19).

•	Online sales accounted for 10% of total sales in Q2-21, compared to 15% in Q2-20, resulting from the reopening of parts of the global economy and customers returning to traditional channels. However, the share of online sales is 4x above pre-pandemic levels. At Natura, online sales grew 35%, while they remained stable at Avon globally, compared to last year. Aesop’s total online sales reached 23% of revenue, down from 37% in Q2-20 but 2.3x above pre-pandemic levels (Q2-19), and The Body Shop’s online and At- Home channels accounted for 37% of total sales, down from 59% in Q2-20, but 2.6x above pre-pandemic levels (Q2-19). As expected, the quarter showed a rebalancing of channels, with retail regaining momentum.

1 Cosmetics, Fragrance and Toiletries market performance: Company estimate based on global peers’ net revenue vs prior year of approximately +22.1% in Q2-21 (in reported FX), as reported by the companies or estimates published on Bloomberg for those who have not yet reported;

2 Sources: Euromonitor based estimates and Kantar / Nielsen local panel data where available.

•	Relationship selling using apps: At Avon International, adoption of the Avon On app has posted consistent and sustained growth over the last 6 quarters, reaching 4x pre-pandemic levels. At Natura in Latin America, the average number of consultants sharing content increased by more than 16% vs. Q2-20 and was nearly 9x higher than pre-pandemic levels (Q2-19). Orders through the 1.5 million+ consultant online stores (vs. 900,000 in Q2-20) in the region stood at 3x above Q2-19 levels.

•	&Co Pay: Encouraging expansion at Natura Brazil with an increase of +50% in number of accounts, to over 220,000 in 6 months. Total payment volume (“TPV”) reached almost R$2.0 billion in H1.

•	Natura &Co’s Q2 adjusted3 EBITDA was R$811.2 million with margin of 8.5% (-30 bps). Inflationary pressures in the quarter were largely offset by benefits of synergies, pricing and sales leverage. Excluding pandemic-related one-off effects in Q2-20 from cost containment and government support, adjusted EBITDA margin would have improved by 210 bps this quarter. Reported EBITDA was R$630.0 million with margin of 6.6% (-270 bps). In H1-21 adjusted EBITDA margin improved to 9.4%, +120 bps higher than Q2-20, and reported EBITDA margin improved to 7.7%, 220 bps higher than H1-20.

o	Natura &Co Latam’s Q2 adjusted EBITDA margin increased to 10.8% (+140 bps), thanks to strong revenue growth, primarily in Hispanic Latam at both Avon and Natura, as well as synergies from the integration with Avon, which more than offset raw material inflation pressure and foreign currency headwinds.

o	Avon International’s Q2 adjusted EBITDA margin was broadly stable at 4.3% (-10 bps), as strong sales leverage and transformation savings offset the impact of higher inflation and increased investments in digital and IT to drive market share and accelerate future growth. EBITDA margin is in line with Avon’s transformation plan targets.

o	The Body Shop’s Q2 EBITDA margin was 13.0% (-180 bps), due to one-off effects on Q2-20 EBITDA as a result of the pandemic. Excluding these effects, EBITDA margin would have increased by 450 bps, driven by strong sales leverage in Q2-21, partially offset by a channel rebalancing effect as stores gradually reopened with reduced traffic and sustained restrictions in key markets.

o	Aesop’s Q2 EBITDA margin stood at 21.0% (-580 bps), due to one-off effects on Q2-20 EBITDA as a result of the pandemic. Excluding these effects, EBITDA margin would have increased by 90 bps, despite increased investments in expansion and fragrances category, as well as channel rebalancing effects amid continued pandemic impacts in key markets.

•	Underlying Net Income was R$482.2 million in Q2, up from a negative R$190.7 million in Q2-20, driven by new gains from the Avon integration related to corporate structure optimization, enabled by the prepayment of Avon’s 2022 bonds, which eliminated some restrictive covenants. Net income reached R$234.8 million in Q2, a strong improvement compared to a net loss of R$388.5 million in Q2-20.

•	Annual recurring target synergies: US$41 million in synergies achieved in Q2, in line with estimates, notably driven by administrative costs and procurement. Costs to achieve synergies amounted to US$20 million in Q2. In H1, synergies captured totaled US$76.5 million, incurring US$41 million in costs to achieve, also in line with estimates.

•	Robust cash position of R$8.0 billion and significant deleveraging in Q2: Consolidated net debt-to-EBITDA ratio of 1.43x, down from 3.63x in Q2-20.

•	ESG agenda: Natura &Co gave its first annual update on its Commitment to Life 2030 Sustainability Vision, announcing the launch of a new data tool to aid conservation of the Amazon, as well as setting out ambitions to be the first multinational to ensure our workforce reflects the demographic composition of the societies in which it operates. Currently 96.0% of our people already earning a living wage and we are at 92.8% on formula biodegradability, clearly on track to reach 95.0% or more by 2030.

1. Management commentary

Roberto Marques, Executive Chairman and CEO of Natura &Co, commented: “Thanks to our increasingly relevant multi-channel model, the powerful appeal of our brands and products and unparalleled direct-to-customer reach, Natura &Co continued to outperform the global CFT market, posting 36% sales growth and a strong increase in net income. This remarkable performance came amid continued effects of the Covid-19 pandemic across many of our markets, resulting in continued lockdowns and restrictions in key markets.

With double-digit sales growth across all our businesses, Natura &Co demonstrated once again its ability to adapt and thrive in a challenging environment and its capacity to meet changing consumer and shopping habits. Natura &Co Latam’s growth was driven by both Natura and Avon, with an excellent performance in Hispanic Latin America. We were particularly pleased to see Avon posting very strong topline growth both in Latam and International and gaining market share in its key markets and core categories, demonstrating that its transformation journey is well underway. The Body Shop and Aesop both managed to grow sales strongly even while facing temporary store closures in key markets, with other sales channels remaining significantly above pre-pandemic levels.

3Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Transformation costs and costs-to-achieve synergies, Avon acquisition-related expenses and tax credits and provision reversals.

Our unparalleled direct-to-customer reach, notably through digitally-enabled sales, continued to be a strong driver of our business. Digitally-enabled sales represented 51% of total revenue, up from 48% in the previous quarter, even with customers gradually returning to stores as they reopen, as reflected in the lower share of online sales at The Body Shop and Aesop, as was expected. Nevertheless, the share of digital channels is four times above pre-pandemic levels, demonstrating a step-change in the Group’s digital transformation. Relationship selling using apps has also progressed.

Avon’s transformation is progressing well. Beyond strong revenue growth by the Avon brand in Brazil and Hispanic Latam and Avon International, pilots of the new commercial model showed positive initial results and overall representative satisfaction has increased. Synergies are in line with estimates, and we began producing The Body Shop’s Body Butter in Avon’s plant in Poland as part of the plan. We continue to see advances in Avon International’s Transformation Plan and we were encouraged to see its EBITDA margin remain broadly stable despite higher investments in digital, IT and marketing to drive future growth. Avon’s integration also drove the Group’s net income, as a result of our corporate restructuring and the elimination of restrictive financial covenants through the early repayment of Avon’s 2022 bonds.

In June, we also marked the first anniversary of our Commitment to Life – 2030 Sustainability Vision with a major event at which we outlined the progress we had made on our 31 initiatives across three pillars to address the climate crisis and protect the Amazon, ensure equality and inclusion and shift our business towards circularity and regeneration. We announced the launch of a new data tool to aid conservation of the Amazon and unveiled our ambitions to be the first multinational to ensure that our workforce reflects the demographic composition of the societies in which it operates.

At the end of H1, we are above last year’s EBITDA margin. We remain on track to meet our targets for 2021 and to achieve our 2023 guidance of high single-digit compound annual top line growth (CAGR) and mid-teens EBITDA margin (see the graph shown at our Investor Day on April 16). The third quarter will be facing a demanding comparable base, since Q3 last year benefited from the phasing effect of the cyber incident, one-off effects of cost containment and government support, as well as a strong pick-up in business compared to Q2.

I would like to thank our entire organization and network of consultants, representatives and partners, whose dedication amid a persistently challenging health environment enabled us to post another strong set of results. More than ever in these difficult times, we are committed to putting people first and combining economic, environmental and social performance to create value and make a positive impact.”

2.Covid-19 update

The Company is closely monitoring the evolution of the Covid-19 pandemic worldwide, particularly the recent new lockdown and restrictive measures adopted in parts of Europe. The Crisis Committee created in Q2-20 continuously analyzes the situation and acts to minimize impacts, ensure continuity of operations, protect cash and improve liquidity. Natura &Co also continues to be attentive to the health and safety of its employees, consultants and representatives and customers.

Key impacts on the business

Lockdown restrictions: In the second quarter of 2021, Natura &Co’s businesses continued to be impacted by the pandemic, with several markets remaining in or re-entering lockdowns. Online sales accounted for 10% of total sales, compared to 15% in Q2-20, resulting from the return by customers to traditional channels, as the global economy gradually normalized. However, the share of digital channels remains four times above pre-pandemic levels.

o	Natura &Co Latam: Most stores were open in the quarter, albeit operating with certain restrictions. The adoption of digital assets by consultants continued to drive their performance. In Brazil, government aid payments only resumed in April and were significantly reduced compared to 2020, impacting household disposable income and discretionary spending.

o	Avon International: Certain key markets such as Eastern Europe, notably Russia and Poland, and South Africa continued to be impacted by Covid-19. However, Avon International gained market share compared to Q2-20.

o	The Body Shop: Retail sales were impacted in important markets by mandatory store closures, especially in Australia and Canada, while other markets reopened with restrictions, such as Germany, resulting in 18% in lost store days. As expected, the quarter showed a rebalancing of channels, with retail regaining momentum.

o	Aesop: The company was also impacted by partially closed markets, such as Australia, Japan, Germany and Malaysia, resulting in approximately 11% lost store days in the quarter. However, sales expanded significantly with an expected rebalancing of channels, with retail regaining momentum.

3. Results analysis

The Group segmentation is composed of:

•	Natura &Co Latam, which includes all the brands in Latin America: Natura, Avon, The Body Shop and Aesop

•	Avon international, which includes all markets, excluding Latin America

•	The Body Shop ex-Latin America, and

•	Aesop ex-Latin America

In addition, results and analysis for the periods under comparison include the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA

CONSOLIDATED NET REVENUE GROWTH IN Q2-21 AND H1-21

Q2-21 consolidated net revenue increased by 36.2% year-on-year (+31.7% at CC), and H1-21 net revenue increased by 30.8% vs. H1-20 (+18.9% at CC), driven by growth across all businesses in both periods.

Excluding last year’s phasing effect of the cyber incident that shifted R$454 million in sales from Q2 to Q3, adjusted net revenue in Q2-21 would have been up by 27.9% (+24.4% at CC). In H1-21, net revenue would have been up by 26.8% in BRL (+15.8% at CC).

GROSS MARGIN

Consolidated gross margin in Q2-21 stood at 65.2%, -80 bps vs. Q2-20. H1-21 gross margin reached 65.0%, +120 bps vs. Q2-20.

Excluding PPA effects on COGS of R$13.7 million in Q2-21 and R$9.2 million in Q2-20, gross margin stood at 65.3% in Q2-21, -80 bps vs Q2-20. In H1-21, gross margin excluding PPA effects reached 65.1%, +50 bps vs. H1-20.

Q2-21: excluding PPA effects at Natura &Co Latam and Avon International

H1-21: excluding PPA effects at Natura &Co Latam and Avon International

•	Natura &Co Latam’s Q2-21 gross margin excluding PPA effects was 60.8% (-140 bps), as synergies and gross margin increase in Hispanic Latam were more than offset by raw material inflation pressure and foreign currency headwinds in Brazil.

•	Avon International’s Q2-21 gross margin excluding PPA effects was 62.2% in Q2-21 (+40 bps), thanks to favorable price/mix despite foreign exchange headwinds and higher supply chain costs.

•	The Body Shop’s Q2-21 gross margin stood at 80.0% in Q2-21 (+30 bps), supported mainly by reduced discounts.

•	Aesop’s Q2-21 gross margin was 90.6% in Q2-21, stable compared to Q2-20.

CONSOLIDATED EBITDA

Reported EBITDA was R$630.0 million in Q2-21 with margin of 6.6% (-270 bps vs. Q2-20). Adjusted EBITDA was R$811.2 million, with an adjusted margin of 8.5% (-30 bps). Excluding one-off effects of cost containment and government support in Q2-20 as a result of the pandemic, adjusted EBITDA margin would have improved by 210 bps this quarter, and all the businesses would have shown margin expansion despite investments to drive growth. Inflationary pressures in the quarter were largely offset through pricing and sales leverage. In H1-21 adjusted EBITDA margin improved to 9.4%, +120 bps compared to H1-20.

Q2-21: Adjusted EBITDA

H1-21: Adjusted EBITDA

1.	Transformation expenses and Costs to Achieve Synergies (CTA) of R$181.3 million in Q2 and R$315.4 million in H1 include:

I.	Transformation Plan expenses in Q2-21 of R$127.3 million at Avon International and R$1.9 million at corporate level. In H1-21, they reached R$202.4 million at Avon International and R$2.4 million at corporate level.

II.	Costs to achieve synergies in Q2-21 of R$37.8 million at Natura &Co Latam and R$14.2 million at corporate level. In H1-21, they stood at R$93.8 million at Natura &Co Latam and R$16.8 million at corporate level.

2.	Avon acquisition-related expenses: Non-recurring costs associated with the Avon acquisition incurred in Q2-20.

3.	Tax credits, recoveries and provision reversal: Non-recurring social charges provision reversal at Natura, and Pis and Cofins tax credits at Avon in Latin America in Q2-20.

4.	Non-recurring inventory PPA impacts in H1-20: Non-cash, non-recurring inventory PPA impact, resulting from a step up in inventory value (in the cost of goods sold), at both Natura &Co Latam and Avon International.

FINANCIAL INCOME AND EXPENSES

Net financial expenses were R$205.5 million in Q2-21, an improvement of 23.5% vs. Q2-20, driven by one-off costs associated with liability management in the quarter (Sustainability-Linked Bond issuance and prepayment of 2023 bond at Natura Cosméticos), partially offset by lower interest expense from liability management (prepayment of Avon’s US$ 900 million 2022 bond in November 2020) and higher financial income from short term investments.

The following table details the main changes in our financial income and expenses:

UNDERLYING NET INCOME (UNI) AND NET INCOME

Q2-21 Underlying Net Income was R$482.2 million, up from a negative R$190.7 million in Q2-20, before PPA effects of R$(47.9) million and Avon acquisition-related effects of R$(199.5) million, which include: i) transformation expenses/CTA of R$(181.3) million, ii) discontinued operations of R$(20.8) million and positive non-controlling interests of R$2.6 million.

Q2-21 reported net income was R$234.8 million, a strong improvement from R$(388.5) million in Q2-20, driven by lower financial expenses and new gains from the Avon integration related to corporate restructuring (enabled by the prepayment of the Avon 2022 bonds), partially offset by a UK income tax rate increase to 25% from 19%. The new gains from the Avon integration relate to deferred income tax in the amount of R$823 million, recognized at the Avon Luxembourg subsidiary.

FREE CASH FLOW AND CASH POSITION

We ended the quarter with a strong cash position of R$8.0 billion (R$4.5 billion in cash, and R$3.5 billion in short-term deposits) in line with projections and well above our minimum thresholds.

Cash flow was an outflow of R$1,131.6 million in Q2-21, as expected, also impacted by Covid-19 effects. Consumption in Q2 is mainly related to higher: i) Working capital investments, primarily related to an increase in inventory, partially offset by extended payables; ii) lease payments at The Body Shop due to deferred store rentals in Q2-20; and iii) capex due to a resumption of investments across the businesses.

The increase in non-cash/others is due mainly to: i) Non-cash: New gains from the Avon integration related to corporate restructuring of R$823 million in deferred income tax; and ii) Others: One-off outflows, including cash payments associated with Sustainability-Linked Bond issuance in April.

CAPITAL STRUCTURE AND LIABILITY MANAGEMENT

The Group successfully concluded on May 3 a US$1 billion Sustainability-Linked Bond (“ESG bond”) issuance, with a 4.125% coupon, maturing on May 3, 2028, issued by Natura Cosméticos S.A. and guaranteed by Natura &Co Holding S.A.

Under the terms of the bond, from November 3, 2027, the interest rate payable on the notes shall be increased by 65 basis points per annum unless the Sustainability Performance Targets (“SPTs”) have been satisfied, as confirmed by an external verifier. The year 2019 served as the baseline for the SPTs.

The funds raised through this issuance were used to prepay Natura Cosmético’s US$ 750 million, 5.375% bond maturing in 2023, as well as refinancing certain short and long-term debts of Natura Cosméticos, in line with the Group’s liability management plan to improve its capital structure.

STRONG DELEVERAGING AT BOTH NATURA &CO HOLDING AND NATURA COSMÉTICOS; IN LINE WITH LEVERAGE GUIDANCE

Natura &Co Holding’s consolidated net debt-to-EBITDA ratio stood at 1.43x in Q2-21, significantly down from 3.63x in Q2-20, including the effects of IFRS-16 (excluding IFRS-16: 2.02x in Q2-21 vs. 5.19x in Q2-20).

On April 15, the Company prepaid R$500 million in promissory notes issued by Natura &Co Holding and R$250 million by Natura Cosméticos.

Natura Cosméticos’ net debt-to-EBITDA ratio stood at 1.10x in Q2-21, down from 1.52x in Q2-20, including the effects of IFRS-16 (excluding IFRS-16: 1.49x in Q2-21, down from 2.04x in Q2-20).

Indebtedness ratios excluding IFRS 16 effects in 2020 and Q1-21 for Natura &Co Holding were restated. This has no impact on Natura Cosméticos’ ratios or on reported ratios (which include the effects of IFRS 16). The graph below demonstrates the deleverage trajectory with the difference between restated ratios and those published in previous periods.

4. Performance by segment

NATURA &CO LATAM:
Very strong performance across both the Natura and Avon brands, with revenue up by 39%.

Net revenue at Natura &Co Latam increased by 39.2% in Q2-21 in BRL (+37.1% at CC), driven by a very strong performance by the Natura and Avon brands, notably in Hispanic Latam. The Natura brand posted solid 25.0% growth (+8.0% Brazil; +67.8% Hispanic Latam), while the Avon brand was up by a strong 59.3% (+26.2% in Brazil; +83.0% in Hispanic Latam).

Excluding last year’s phasing effect of the cyber incident of R$393.0 million in sales shifted to Q3, Natura &Co Latam’s net revenue would have been up by 26.7% (+26.0% at CC), and Avon’s net revenue would have been up by +28.1% (+25.6% at CC), with Brazil -0.4% and Hispanic Latam +49.1% (+46.9% at CC).

Avon’s integration in Latin America is on track, with important progress in procurement, customer and financial services, distribution and digital.

The Natura brand’s growth in Brazil this quarter came on the back of strong growth in Q2-20 (+7.9%), when it also outperformed the CFT market. The brand continued to gain market share, driven by core categories and supported by a significant increase in brand preference. The quarter saw a +14.1% increase in the average number of consultants vs.. Q2-20, reaching 1,176,000.

Productivity per consultant was down 5.6% in the quarter, as new consultants who joined recently are still in the early stages of building up their activity and are expected to progress in productivity over time. The Natura consultant loyalty index in Brazil was up by 700 bps vs. last year.

As part of the relaunch of the Ekos brand, we launched in Brazil and Hispanic Latam a new line, featuring a new bio-active, tucumã, from the Amazon region, which stimulates the skin’s self-production of hyaluronic acid. Ekos Tukumã quickly became the 2nd best-selling line in the Ekos brand. The sustainable sourcing of Tucumã promotes the conservation of tucumã trees, keeping the forest standing, and supports over 700 families in the region. Other important launches included fragrances in the Essencial Oud brand, gift kits and above-the-mask makeup products in the Una line.

The Natura brand’s strong growth in Hispanic Latam was supported by all markets, notably Argentina, Peru and Mexico, and all categories, notably gifts, fragrances and body care. Productivity per consultant increased and the consultant base expanded +19.2%, reaching 852,000. The quarter ended with a significantly higher consultant loyalty index. Mexico has become Natura’s biggest market in terms of sales after Brazil.

Online sales (e-commerce + social selling) in the Natura brand in Latin America (Brazil and Hispanic Latam) were up 35% vs Q2-20, notably driven by consultants’ online stores and by strong growth in Hispanic Latam. At the end of Q2-21 we surpassed 1.5 million Natura consultant online stores (vs. 900,000 in Q2-20).

The &Co Pay platform posted expansion of over 50% in new accounts, reaching more than 220,000, supported by the launch of new features such as Pix (Brazil’s Central Bank instant payment service). Total payment volume in H1 reached nearly R$2.0 billion.

In the retail channel, despite continuing restrictions, all our over 750 stores, including Natura and The Body Shop, reported very strong growth compared to Q2-20.

The Avon brand also saw strong growth. In Brazil, net revenue was up 26.2%. We successfully rolled-out the new commercial model in late Q1 and are seeing initial positive signs, similar to those experienced at Natura in Brazil at the start of its turnaround a few years ago: Higher representative productivity, a double-digit increase in representative satisfaction and stronger brand preference and brand power. This translated into market share gains, supported by marketing investments made earlier in the year. The roll-out of the new commercial model led to an expected drop of 4.7% in representatives, compared to Q2-20.

Important advances have been made in optimizing Avon’s portfolio, including a size of line reduction of over 30% vs. prior year in beauty items, notably fragrances, as well as in the Fashion and Home category, with a better selection of products.

Online sales at Avon in Brazil continued to post significant growth, of +35% vs. Q2-20, including e-brochure sales growth of 17%.

Avon’s global marketing campaign #WatchMeNow was launched in Brazil (#OlhaDeNovo) and Hispanic Latam (#MiraDeNuevo), with significant results among representatives.

At the Avon brand in Hispanic Latam, the implementation of a more standardized organization and ongoing improvements in processes, notably commercial and marketing, resulted in efficiency gains that translated into higher sales and improved profitability. Net revenue was up by a strong +83.0% (+72.5% at CC), with growth coming from all markets and categories, and was supported by a 10.0% increase in the number of representatives and higher representative productivity.

NATURA &CO LATAM: FINANCIAL ANALYSIS

Reported EBITDA was R$560.0 million with margin of 10.1% (-110 bps). Adjusted EBITDA, excluding transformation costs, increased to R$597.8 million, vs. R$373.2 million in Q2-20, with adjusted EBITDA margin of 10.8% (+140 bps), thanks to strong revenue growth and synergies from the integration with Avon, which more than offset raw material inflation pressure and foreign currency headwinds. Excluding one-off effects that boosted Q2-20 EBITDA such as cost containment as a result of the pandemic, adjusted EBITDA margin this quarter would have improved by 270 bps.

H1-21 reported EBITDA R$1,134.3 million with margin of 10.6% (+220 bps). Adjusted EBITDA was R$1,228.1 million, with margin of 11.5% (+340 bps). A reconciliation between EBITDA and adjusted EBITDA is presented below:

Excluding PPA effects on SG&A expenses, Q2-21 Selling, Marketing & Logistics expenses represented 39.6% of net revenue (-280 bps), and Administrative, R&D, IT and Project Expenses reached 13.3% of net revenue (-200 bps) in the quarter, mainly resulting from operational leverage thanks to strong revenue increase at Natura and Avon brands.

AVON INTERNATIONAL:

Net revenue growth with market share gains in key categories and in key markets

Net revenue grew by a strong 33.6% in BRL (+27.1% at CC). Excluding last year’s phasing effect of the cyber incident of approximately R$61.0 million in sales shifted to Q3, net revenue in Q2-21 would have been up by 28.9% (+22.6% at CC). In H1-21, net revenue was up 21.1% in BRL (+4.6% at CC).

Avon International continued to gain market share in Q2-21 vs. Q2-20, driven by key beauty categories and key markets such as the Philippines, South Africa, Romania and Italy, while in the UK we continued to gain share in skin care and retained share overall. Most of these markets also gained share compared to Q2-19.

Avon’s revenue in the quarter continued to reflect the pandemic, especially in Central and Eastern Europe, which underwent further lockdowns. The average number of representatives in the quarter was flat compared to Q2-20, and we ended the quarter with 7.4% more representatives than in the prior year. All beauty categories reported growth and increase in market share, notably fragrance and color. Overall representative satisfaction showed positive momentum vs. 2020 and 2019, driven by South Africa, Poland and the UK and supported by best-ever service levels in order fill rate. Pilots of the new commercial model in the Nordics and South Africa have shown initial positive results in productivity, sales growth and number of representatives.

Online sales at Avon International, which include e-commerce and social selling, accounted for 5% of sales, which is 2.7x higher than pre-pandemic levels (Q2-19). The Avon On platform has reached nearly 60% of new representatives in the UK, while key markets such as Italy, Romania and Poland are progressing ahead of target.

Launches in the quarter included the skin care Serum Foundation to drive innovation and quality credentials. It´s Avon’s first-ever skincare infused serum foundation, enriched with Triple Action Complex, vitamins C & E and antioxidants.

Net revenue of the Avon brand (Avon International + Latam), grew 46.3% in BRL in Q2-21 (+39.8% at CC). Excluding last year’s phasing effect of the cyber incident of roughly R$454.0 million in sales shifted to Q3, the Avon brand’s net revenue would have been up by 28.4% in BRL (+24.2 at CC).

AVON INTERNATIONAL: FINANCIAL ANALYSIS

Avon International’s reported EBITDA was R$(33.0) million in Q2-21 and adjusted EBITDA was R$94.3 million. Reported EBITDA margin was (1.5)% and adjusted EBITDA margin was 4.3% (-10 bps), as strong sales leverage and transformation savings offset the impact of higher inflation and increased investments in digital and IT to drive market share and accelerate future growth. EBITDA margin for Avon International is in line with its transformation plan targets. Excluding one-off effects that boosted Q2-20 EBITDA, such as cost containment, adjusted EBITDA margin this quarter would have improved by 260 bps. A reconciliation between EBITDA and adjusted EBITDA is presented below:

Excluding PPA effects on SG&A expenses, Selling, Marketing & Logistics expenses reached 43.4% of net revenue, an improvement of 220 bps, largely as a result of lower bad debt and higher sales leader and field investments last year to mitigate Covid-19 effects on representatives’ activity. Excluding PPA effects, Administrative, R&D, IT and Project expenses reached 18.4% of net revenue, compared to 17.3% in Q2-20 (+110 bps), mainly due to higher inflation and higher investments in digital.

THE BODY SHOP:

Solid growth with UK stores reopening

The Body Shop posted net revenue of R$1,217.6 million in Q2-21, up by 24.3% in BRL (+14.2% at CC), with growth in all of its regions.

After several months of closure in the UK, The Body Shop’s biggest market, retail stores reopened in late April and saw satisfactory sales recovery. In other countries, the situation remained complicated, with some regions officially open but trading with heavy restrictions, such as Germany, while others remained in or re-entered lockdowns, such as Australia and Canada. Overall, own store sales accounted for 42% of total sales in Q2-21 (vs 20% in Q2-20)

Despite challenging footfall conditions and significant restrictions in some markets, resulting in approximately 18% lost store days in Q2, own store performance grew 140% compared to Q2-20. This was partially offset by the expected slowdown in e-commerce and At-Home, reflecting a rebalancing of channels. Still, e-commerce sales are currently double pre-pandemic levels, while The Body Shop At Home (TBSAH) sales are three times Q2-19.

New launches in the quarter included the rejuvenated White Musk and Body Butters. The 13 products in the new line-up will all come in pots made of aluminum and 100% recycled plastic and are registered with The Vegan Society. They are The Body Shop’s most sustainable Body Butter ever.

EBITDA in Q2-21 reached R$158.6 million, with margin of 13.0%. It was down 180 bps as Q2-20 benefited from approximately 600 bps from one-off effects of cost containment and government support as a result of the pandemic. Excluding these effects, EBITDA margin would have increased by 450 bps, driven by strong sales leverage in Q2-21, partially offset by a channel rebalancing effect as stores gradually reopened with reduced traffic and sustained restrictions in key markets. Q2-21 EBITDA margin also reflected the impact of the October 2020 Japan buyback.

The quarter ended with 1,013 own stores and 1,558 franchise stores (total of 2,571 stores), with 123 net store closures (own and franchise) since Q2-20. The increase in own stores is mainly explained by the Japan operation buyback. In the last 12 months, 20 existing stores were renovated under the new store concept, of which 4 in the quarter. We also opened 3 new stores in Japan. The chart below shows the store count evolution:

AESOP:

Continued strong growth despite Covid challenges

Aesop posted net revenue growth of 47.0% in Q2-21 in BRL and +40.8% in constant currency. All regions showed growth, even with the continuous challenges brought by COVID, with about 11% lost store days due to store closures. Retail accounted for 77% of sales in the quarter, with store sales up 129% at CC vs Q2-20. Online sales, at 23% of the total, were down from their peak, as expected, as stores reopened, but are still 2.3x above their pre-pandemic level.

Growth was particularly strong in the Americas (+62%) and Asia (+54%), with a slight deceleration in June due to an increase in restrictions related to the pandemic, mainly in Japan, Taiwan, and Malaysia.

Investments in digital platforms and CRM continued across many markets to enhance customer experience, including the launch of the China cross-border WeChat mini program, allowing WeChat users to purchase Aesop products directly within the app.

Aesop intensified innovation with the launch of three new fragrances in the ANZ and Asia region, a collection of three Eaux de Parfum, named Miraceti, Karst and Eremia. It’s the first time the brand has launched three fragrances at once and the launch will be expanded to other markets.

EBITDA in Q2-21 reached R$117.8 million, with margin of 21.0%. It was down 580 bps as Q2-20 benefited from approximately 650 bps from one-off effects of cost containment and government support as a result of the pandemic. Excluding these effects, EBITDA margin would have increased by 90 bps, despite increased investments in expansion and the fragrances category, as well as channel rebalancing effects amid continued pandemic impacts in key markets.

Signature stores totaled 253 in Q2, including 3 new stores in the quarter (2 in the USA and 1 in Hong Kong). A store count table is provided below:

5. Social and environmental performance

(all actions refer to Natura &Co Group, unless stated otherwise)

COMMITMENT TO LIFE – ONE YEAR ON

Natura &Co held on June 22nd its first annual update on progress made and the challenges faced since the launch of its 10-year Commitment to Life plan in June 2020. During the event the Group reported on progress made in the last 12 months and the challenges faced in achieving the 31 targets designed to tackle some of the world’s most pressing issues, separated in three pillars: tackling the climate crisis and protecting the Amazon; ensuring Human Rights and becoming human-kind across our businesses, and embracing circularity and regeneration by 2030.

As part of a commitment to diversity, equality and inclusion, Natura &Co set out a new plan to ensure its workforce reflects the demographic composition of the societies in which it operates. This will be a first for a listed multi-national business with a network in more than 100 countries and poses many challenges around personal data and data protection laws in different countries. Natura &Co aims to develop new ways to tackle inequality and underrepresentation.

The event convened leading world experts to discuss how businesses can play their part in solving environmental and social problems, including a renewed call to build an agreement on nature with the same importance as has been given to climate and carbon. The company supports the creation of science-based targets for biodiversity as Natura &Co believes that without a bold plan to reverse nature loss, the goals of the Paris Agreement will never be achieved.

COMMITMENT TO LIFE HIGHLIGHTS

To Address the Climate Crisis:

•	Natura &Co’s preservation of Amazon forest increased from 1.8 to 2 million hectares

•	Access Benefit Payments totaling R$ 8.7 million were made to communities in the Amazon

To defend Human Rights and to be Human-Kind:

•	The gender balance of the senior team reached 49.6% (Q2 2021)

•	On track to close an unexplained pay equity gap of 0.9% by year-end 2021

•	Living wage: 96% of our people are currently receiving a living wage (considering reference of one adult)

•	U$140.7 million was invested in causes, including donations to fight COVID-19, supporting breast cancer awareness initiatives, support for victims of domestic violence and Stop Asian Hate' campaign in America (cumulated from 2020)

To embrace Circularity and Regeneration:

•	80.8% of all our packaging is recyclable, reusable or compostable

•	88.8% of all raw materials are renewable or natural ingredients

•	U$4.87m was invested in regenerative solutions, such as Ekos Tukumã

BRAND ACTIONS

Natura &Co Latin America

•	Present in the Amazon for more than 20 years, Natura has made a commitment to mobilize collective efforts to achieve zero deforestation by 2025. To help us achieve this, in 2021 Natura &Co began building the PlenaMata portal, a platform designed to engage different stakeholders in their collective ambitions to achieve zero deforestation and the conservation and environmental regeneration of the Amazon by disclosing scientific data and contextualized information

•	Taking care of people in our network is the driving force behind our actions in tackling COVID-19 as a Group. In Latin America our four brands mobilized donations of personal care products — which continue to play an important role in reducing the impact caused by Covid-19 — to local organizations in regions where we operate. More than 20,000 units of liquid soap have been delivered to vulnerable communities in the municipalities where our factories and offices are located. Since the beginning of the pandemic, the Natura &Co Group has earmarked around R$100 million, reaching more than 1 million people and more than 190 organizations with donations in Brazil and Latin America, in addition to being part of the Unidos pela Vacina (United for the Vaccine) Brazilian movement

The Body Shop

•	To help embrace circularity and regeneration, The Body Shop is rolling out refill stations in 500 stores and will ensure that all of its company markets participate in Return, Recycle, Repeat scheme. To date, 273 of the 500 refill stations have been rolled out across the stores. By the end of 2021, all of The Body Shop company markets will participate in the scheme

Aesop

•	Aesop achieved carbon neutrality for global operations under the Australian Governments Climate Active label & South Pole's Climate Neutral Label

Awards and Recognitions:

•	Natura was recognized as one of the Best for the World™ B Corps of 2021. The Best for the World are B Corps whose scores in one or more of the five impact areas assessed towards the certification reach the top 5% of all B Corps worldwide. Natura has been recognized for its environmental efforts

•	Roberto Marques was appointed as a member of the Latin America Conservation Council (LACC), a group of leaders working with the international environmental organization The Nature Conservancy (TNC) to protect biodiversity and tackle climate change

•	Avon International’s CEO Angela Cretu was recognized as a Leader for Change in the Women’s Empowerment category by INNOCOS and also won the CEO of the Year award at the 2021 SABER EMEA Awards, recognizing superior achievements in brand, engagement and reputation

6. Capital Markets
and Stock Performance

NTCO3 shares traded at R$56.74 at the end of Q2-21 on the B3 stock exchange, +17.9% in the quarter. Average Daily Trading Volume (ADTV) for the quarter was R$338.8 million, +27.4% vs Q1-20. NTCO traded at US$22.69 at the end of Q2-21 on NYSE, +33.5% in the quarter.

On June 30, 2021, the Company’s market capitalization was R$78.2 billion, vs. R$49.9 billion on June 30, 2020, an increase of 56.7%, and the Company’s capital was comprised of 1,379,035,739 common shares, vs. 1,251,392,669 in 2020.

Below is the performance of NTCO3 and NTCO in the quarter and in the half:

7. Fixed income

Below is a table with details of all public debt instruments outstanding per issuer as of June 30, 2021:

On April 15, the Company prepaid R$500 million in promissory notes issued by Natura &Co Holding and R$250 million by Natura Cosméticos.

RATINGS

On April 21, rating agencies assigned credit ratings to Natura &Co Holding S.A. (previously not rated), on a global and national scale. Further, the Natura Cosméticos subsidiary earned a Ba2 rating from Moody’s on global scale, with a stable outlook, and Fitch Ratings improved Natura Cosméticos’ outlook to positive, from stable.

Below is a table with our current credit ratings:

•8. Appendices

CONSOLIDATED BALANCE SHEET

CONSOLIDATED INCOME STATEMENT-

INCLUDING PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

CONSOLIDATED STATEMENTS OF CASH FLOW

9. Conference call and webcast

10. Glossary

Abihpec: Brazilian Association of the Personal Hygiene, Perfumery and Cosmetics Industry

ADR: An American Depositary Receipt is a negotiable certificate issued by a U.S. depository bank representing a specified number of shares of a non-U.S. company stock.

ADS: The individual issuance of shares in a U.S. stock exchange by a non-U.S. company is referred to as American Depositary Shares (ADS)

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

Avon representatives: Self-employed resellers who do not have a formal labor relationship with Avon

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points; a basis points is equivalent to one percentage point * 100

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency (“CC) or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding foreign currency fluctuation effects

CO2e: Carbon dioxide equivalent; for any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact.

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation: conversion of figures from a foreign currency into the currency of the reporting entity

G&A: General and administrative expenses

GHG: Greenhouse gases

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Kantar: Data, insights and consulting company with global presence

Hispanic Latam: Often used to refer to the countries in Latin America, excluding Brazil

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

P&L: Profit and loss

PP: Percentage point

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination

Profit Sharing: The share of profit allocated to employees under the profit-sharing program

SEC: The U.S. Securities and Exchange Commission (SEC) is an independent federal government regulatory agency responsible for protecting investors, maintaining fair and orderly functioning of the securities markets, and facilitating capital formation

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SLB: Sustainability Linked Bond

SPT: Sustainability Performance Targets

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Synergies: Synergy is the concept that the value and performance of two companies combined will be greater than the sum of the separate individual parts.

TBS: The Body Shop.

UNI: Underlying Net Income.

11. Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as “anticipate,” “wish,” “expect,” “foresee,” “intend,” “plan,” “predict,” “project,” “desire” and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

Tel.: +55 (11) 4389-7881
ri@natura.net

Item 2

Earnings presentation of Natura &Co Holding S.A. for the six-month period ended June 30, 2021.

1 Second - Quarter 2021 Results August 13, 2021

2 This presentation may contain forward - looking statements. Such statements  are not statements  of historical fact and reflect the beliefs and expectations  of Natura &Co’s management . The words "anticipates," "wishes,“ "expects," "estimates," "intends," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of products, product transitions by the Company and its competitors, regulatory approval, currency fluctuations, production and supply difficulties, changes in product sales mix, and other risks. This presentation also may include pro - forma and adjusted information prepared by the Company for information and reference purposes only, which has not been audited. Forward - looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments. https:// ri.naturaeco.com / en /

3 Q2 - 21 Highlights Double - digit sales growth in all businesses despite continued Covid - 19 impacts • Avon contributed to strong sales growth both in Latam and International • Digitally - enabled sales represent 51% of total and online sales 2 are 4x above pre - pandemic levels even as stores reopen; strong expansion of new accounts at &Co Pay Further progress on Avon turnaround • Growth in beauty categories in Brazil and Hispanic Latam; Market share gains at Avon in Brazil • Market share gains at Avon International in key markets and categories; positive initial results of new commercial model pilots Continued outperformance of the CFT market¹, with strong sales growth of +36% and net income of R$235 million 1 Cosmetics, Fragrance and Toiletries market performance: Company estimate based on global peers’ net revenue vs prior year of approximately +22.1% in Q2 - 21 (in reported FX), as reported by the companies or estimates published on Bloomberg for those who have not yet reported; 2 Online sales include e - commerce + social selling Synergies on track • US$41.0 million in synergies achieved in Q2; US$76.5 million in H1 • Costs to achieve of US$20 million in Q2; US$41 million in H1 Solid balance sheet • Strong cash position of R$8 billion • Continued deleveraging: Q2 - 21 Consolidated net - debt - to - EBITDA ratio at 1.43x vs. 3.63 in Q2 - 20 Strong growth in net income • Net income increased to R$235 million • Corporate structure optimization from Avon integration contributed to net income growth

Important advances on Sustainability Vision 2030

Commitment to Life

Address the Climate Crisis & Protect the Amazon

- Preservation of Amazon forest increased from 1.8 to 2 million hectares
- Natura &Co began building the PlenaMata portal, designed to engage stakeholders to achieve zero deforestation and conservation/regeneration of the Amazon forest
- Access Benefit Payments of R$8.7 million made to communities in the Amazon
- Aesop achieved carbon neutrality for global operations under the Australian Government's Climate Active label & South Pole's Climate Neutral Label

Protect Human Rights and be Human-Kind

- Gender balance of the senior team reached 49.6% (Q2-21)
- US$140.7 million invested in causes: COVID-19, breast cancer, victims of domestic violence and Stop Asian Hate campaign in America (cumulated from 2020)
- On track to close a 0.9% unexplained pay equity gap by year end 2021
- Living wage reached 96% of our people, on track to reach 100% by 2023

Embrace Circularity & Regeneration

- 80.8% of all our packaging is recyclable, reusable or compostable; 88.8% of all raw materials are renewable or natural ingredients
- US$4.87 million invested in regenerative solutions, such as Ekos Tukumã
- 92.8% on formula biodegradability, on track to reach 95% or more by 2030
- The Body Shop to deploy refill stations in 500 stores worldwide, 273 already in place

Natura &Co · Natura · Avon International · The Body Shop · Aesop

natura &co 4

5 Consolidated Financial Performance

Natura &Co continues to outperform the CFT market with strong 36% revenue growth


NET REVENUE
(R$ million)
6,987.2
9,517.2
14,505.2
18,972.2
+36.2%
+27.9% ex-cyber[1]
+31.7% CC
+30.8%
+26.8% ex-cyber[1]
+18.9% CC
Q2-20
Q2-21
H1-20
H1-21

Natura &Co Latam
Q2: +39.2% in BRL; +37.1% at CC
H1: +31.7% in BRL; +26.1% at CC

Avon International
Q2: +33.6% in BRL; +27.1% at CC
H1: +21.1% in BRL; +4.6% at CC

The Body Shop
Q2: +24.3% in BRL; +14.2% at CC
H1: +35.5% in BRL; +12.4% at CC

Aesop
Q2: +47.0% in BRL; +40.8% at CC
H1: +58.7% in BRL; +35.5% at CC

HIGHLIGHTS

- Natura &Co Latam **posted very strong performance, driven by Natura and Avon brands in Hispanic Latam**
- Avon International's strong growth resulted in market share gains in key beauty categories and key markets
- The Body Shop's growth driven by all regions and **supported by resumption of momentum** in retail
- **Aesop's** robust growth driven by all regions, led by the Americas and Asia

[1] Excluding cyber incident effects which shifted R$454 million of Avon sales to Q3 I (R$179 million in Brazil, R$214 million in Hispanic Latam and R$61 million in International). At CC, ex-cyber growth in Q2-21 was +24.4% and H1-21 was +15.8%.

natura &co 6

Total online sales (%: online sales / total sales) Total online sales¹ (%: online sales / total sales) 1 The Body Shop At Home (direct sales ) + e - commerce 10% 23% Q2 - 19 Q2 - 21 14% 37% Q2 - 19 Q2 - 21 2% 8% Q2 - 19 Q2 - 21 2% 5% Q2 - 19 Q2 - 21 2.6x above pre - pandemic levels (Q2 - 19) 2.3x above pre - pandemic levels (Q2 - 19) Digitally - enabled sales reach 51% of Natura &Co’s total sales Digitally - enabled sales 51% of total sales Online (e - commerce + social selling) Retail Relationship Selling 13% 10% 77% Total online sales (% online sales / total sales) 7 2.7x above pre - pandemic levels (Q2 - 19) Total online sales (% online sales / total sales) 4.3x above pre - pandemic levels (Q2 - 19)

• Adjusted EBITDA margin of 8.5% ( - 30 bps) • Reported EBITDA margin of 6.6% ( - 270 bps) 8.8% Natura &Co Latam Tax Credits, Recoveries and Prov. Reversal Q2 - 20 Adjusted EBITDA 224.6 The Body Shop Q2 - 21 EBITDA (181.3) 15.2 Transformation Costs (78.9) 811.2 Aesop Q2 - 21 Adjusted EBITDA Corporate Expenses 13.4 651.9 Avon International 21.8 Q2 - 20 EBITDA (97.0) 60.3 615.2 630.0 Avon Acquisition Effects + Transf. Cost - 3.4% +31.9% 6.6% 9.3% 14.8% 8.8% 8.5% 8 Q2 - 21 CONSOLIDATED EBITDA (R$ million) Adjusted EBITDA margin expansion despite investments to drive growth in all businesses

Strong improvement in Underlying Net Income, driven by lower financial expenses and new gains from the Avon integration

Q2-21 UNI[1]

(R$ million)



+160.4%
+352.9%
(388.5)
114.4
83.3
(190.7)
99.0
4.9
95.3
473.6
482.2
199.5
(47.9)
234.8
Q2-20 Net income (a)
PPA effect
Avon Acquisition Effects
Q2-20 Underlying Net Income
EBITDA
Depreciation
Financial Expenses
Income Tax
Q2-21 Underlying Net Income
Avon Acquisition Effects
PPA effect
Q2-21 Net income (a)
Transf. Costs: R$(54.6)
Disc. Ops: R$(26.7) (b)
Avon acq. exp: R$(5.6)
Non-contr. int.: R$3.6 (b)
Transf. Costs: R$(181.3)
Disc. Ops: R$(20.8) (b)
Non-contr. int.: R$2.6 (b)

(a) Net income attributable to controlling shareholders

(b) In Q2-20, reported UNI was R$(213.8) million vs. R$(190.7) million, because it included R$(23.1) million of non-controlling interest and discontinued operations, which are now reallocated to Avon Acquisition Effects

(c) Includes R$823 million in deferred income tax recognized at the Avon Luxembourg subsidiary, related to corporate restructuring, partially offset by the UK income tax rate increase to 25% from 19%.

- H1-21 UNI of R$542.4 million and reported net income of R$79.7 million

[1] Underlying net income

natura &co 9

NET DEBT AND NET DEBT - TO - EBITDA RATIO (R$ million) -2 -1 0 1 2 3 4 3.63x Q3 - 20 5,948 3.00x 10,622 Q2 - 20 9,857 0.97x 3,405 Q4 - 20 1.18x 4,954 Q1 - 21 1.43x Q2 - 21 Net - Debt - To - Ebitda Ratio Net Debt AMORTIZATION SCHEDULE (R$ million) R$8.0 bn Cash at quarter - end US$1 bn Sustainability - linked bond issuance ¹ 565 2043 2023 2021 Cash and short - term deposits 2022 2024 2028 7,989 2,798 2,532 1,834 5,128 1,081 Q2 - 21 1.43x Group net - debt to EBITDA ratio ¹ Natura Cosméticos ’ issuance (May 2021). Significant deleveraging and strong cash position 10

Natura &Co Latam Financial Performance

Natura &Co Latin America

Very strong performance across both the Natura and Avon brands

NET REVENUE

(R$ million)


+26.7%
EX-CYBER[1]
+39.2%
3,975.7
5,533.7
+37.1%
CC
+25.6%
EX-CYBER[1]
+31.7%
8,138.1
10,719.6
+26.1%
CC
Q2-20
Q2-21
H1-20
H1-21

	BRL	CC
Natura	+25.0%	+26.0%
Avon (ex-cyber)	+28.1%	+25.6%

	BRL	CC
Natura	+27.1%	+25.4%
Avon (ex-cyber)	+23.9%	+16.3%

[1] Excluding cyber incident effects which shifted R$393 million of sales to Q3 in Latam (R$179 million in Brazil and R$214 million in Hispanic Latam)

Q2-21 HIGHLIGHTS

- Natura &Co Latam's net revenue growth driven by a very strong performance by the Natura and Avon brands, notably in Hispanic Latam
- Expansion of over 50% in new accounts at &Co Pay platform, driven by launch of new PIX feature in Brazil
- Avon's integration in Latam is on track, with significant progress in procurement, customer and financial services, distribution and digital

12

Q2 - 21 HIGHLIGHTS BRAZIL • Strong market share gains , driven by core categories, notably in gifts, and significant increase in brand preference • Loyalty index up 700 bps vs. Q2 - 20 HISPANIC LATAM • Mexico became Natura’s biggest market in Hispanic Latam • Productivity increase and expansion of consultant base by +19.2%, reaching 852,000 • Significantly higher consultant loyalty index Natura Latam: Market share gains in Brazil and strong growth in all markets and categories in Hispanic Latam NET REVENUE - BRAZIL (R$ million) NET REVENUE - HISPANIC LATAM (R$ million) Q2 - 21 Q2 - 20 H1 - 21 H1 - 20 1,685.4 1,820.9 2,990.7 3,290.6 +8.0% +10.0% Q2 - 20 H1 - 20 Q2 - 21 H1 - 21 1,112.8 663.1 1,374.4 2,253.7 +67.8% +64.0% +78.4% CC +62.1% CC 13

AVON
Latam

Strong growth at Avon, driven by beauty categories and the home segment

NET REVENUE – AVON BRAZIL
(R$ million)


-1.6%
EX-CYBER[1]
+10.1%
-0.4%
EX-CYBER[1]
+26.2%
672.5
848.7
1,519.4
1,672.2
Q2-20
Q2-21
H1-20
H1-21

NET REVENUE – AVON HISPANIC LATAM
(R$ million)


+41.7%
EX-CYBER[1]
+55.4%
+49.1%
EX-CYBER[1]
+83.0%
941.9
+72.5%
CC
1,723.3
2,219.8
+38.4%
CC
3,449.4
Q2-20
Q2-21
H1-20
H1-21

[1] Excluding cyber incident effects which shifted R$393 million of sales to Q3 in Latam (R$179 million in Brazil and R$214 million in Hispanic Latam)

Q2-21 HIGHLIGHTS

BRAZIL

- Positive initial signs from new commercial model implementation
  - Higher representative productivity
  - Double-digit increase in satisfaction score
  - Stronger brand preference and brand power
  - Market share gains supported by marketing investments

HISPANIC LATAM

- Higher productivity and 10% increase in number of representatives
- Efficiency gains resulting from higher sales and improved profitability

14

Q2 - 21 HIGHLIGHTS • Increase mainly driven by strong revenue growth and synergies from the integration with Avon , which more than offset raw material inflation pressure and foreign currency headwinds • SG&A as a % of net revenue improved by 470 bps , resulting from operational leverage, thanks to Natura and Avon brands’ strong growth ADJUSTED EBITDA¹ AND ADJUSTED EBITDA MARGIN (R$ million) 1 Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Transformatio n costs and costs - to - achieve synergies, Avon acquisition related expenses and tax credits and provisions reversals . Q2 - 20 H1 - 21 Q2 - 21 H1 - 20 660.9 1,228.1 373.2 597.8 +60.2% +85.8% 10.8% 8.1% Margin 11.5% 9.4% +140 bps increase in Adjusted EBITDA margin in Q2 - 21 15

16 Avon International Financial Performance

Sales growth and market share gains in key beauty categories and key markets


NET REVENUE
(R$ million)
+28.9%
EX-CYBER
+33.6%
1,650.0
2,204.0
+27.1%
CC
+19.2%
EX-CYBER
+21.1%
3,771.5
4,567.5
+4.6%
CC
Q2-20
Q2-21
H1-20
H1-21


ADJUSTED EBITDA[1]
(R$ million)
+30.0%
72.6
94.3
+9.3%
175.4
191.7
Q2-20
Q2-21
H1-20
H1-21
4.4%
4.3%
Margin
4.7%
4.2%

[1] Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Transformation costs and costs-to-achieve synergies, Avon acquisition related expenses and tax credits and provisions reversals

Q2-21 HIGHLIGHTS

- All categories reported growth and increase in market share, notably fragrance and color
- Market share gains in key markets such as Philippines, South Africa, Romania and Italy
- 7.4% more representatives than prior year at end of the quarter
- Improved representative satisfaction vs. 2020 and 2019
- Initial positive results of new commercial model pilots: Higher productivity, sales growth and number of representatives
- EBITDA margin for Avon International is in line with its transformation plan targets

17

The Body Shop Financial Performance

13.0% Margin 14.9% Q2 - 20 Q2 - 21 H1 - 21 H1 - 20 979.2 1,217.6 2,537.3 1,872.4 +24.3% +35.5% Q2 - 20 Q2 - 21 H1 - 20 H1 - 21 158.6 145.2 278.6 352.7 +9.2% +26.6% 13.9% 14.8% +14.2% CC +12.4% CC Q2 - 21 HIGHLIGHTS • +24.3% sales growth . Growth in all regions as retail stores reopened • E - commerce and The Body Shop at Home (TBSAH) sales are double and three times pre - pandemic levels (Q2 - 19), respectively. • Own store performance grew 140% compared to Q2 - 20 and accounted for 42% of sales in Q2 - 21, vs. 20% in Q2 - 20 • EBITDA margin impacted by channel rebalancing and Japan buyback • Excluding one - off effects of cost containment and government support in Q2 - 20 EBITDA as a result of the pandemic, adjusted EBITDA margin this quarter would have improved by 450 bps Solid growth with UK stores reopening NET REVENUE (R$ million) EBITDA (R$ million) 19

Aesop Financial Performance

Q2 - 21 HIGHLIGHTS • Growth in all regions, particularly in the Americas (+62%) and Asia (+54%) • Ongoing challenges from COVID - 19: About 11% lost store days due to full or partial store closures • Retail accounted for 78% of sales in the quarter, with store sales up 129% at CC vs Q2 - 20 • EBITDA margin reflected strong revenue growth and continued investments in the business • Excluding one - off effects of cost containment and government support in Q2 - 20 EBITDA as a result of the pandemic, adjusted EBITDA margin this quarter would have improved by 90 bps Continued strong growth in all regions NET REVENUE (R$ million) EBITDA AND EBITDA MARGIN (R$ million; %) Q2 - 21 Q2 - 20 H1 - 20 H1 - 21 382.2 561.9 723.1 1,147.8 +47.0% +58.7% +40.8% CC +35.5% CC Margin 21.0% 25.0% Q2 - 20 Q2 - 21 H1 - 21 H1 - 20 102.6 117.8 180.6 274.3 +14.8% +51.9% 23.9% 26.8% 21

22 Closing Remarks Roberto Marques

23 Key Takeaways Another quarter of strong growth • Natura &Co again outperforms the global CFT market • Double - digit growth across all businesses • Strong growth in net income, supported by new gains from Avon integration Avon integration on track • First signs of Avon replicating Natura’s turnaround in Brazil and Latam • Avon International gaining market share; encouraging positive results of new commercial model and improvement in representatives' productivity and satisfaction Further advances on ESG • Progress on key pillars of our Commitment to Life – 2030 Sustainability Vision • Continued donations to causes, including to fight COVID - 19 Advances in digital • Continued omnichannel strength: Digital significantly above pre - pandemic levels even as stores reopen

-8 -6 -4 -2 0 2 4 6 8 10 12 14 16 0 3,000 1,000 5,000 2,000 4,000 9,000 6,000 7,000 10,000 8,000 11,000 9.5% 11.4% 2022 2020 2021 14% - 16% 15% - 17% 2023 Acquisition costs and other non - recurring expenses Avon transformation costs EBITDA Margin Cost to achieve synergies EBITDA Adjusted EBITDA Margin CAGR High single - digit 36.9 2020 2023E 47 - 49 We are o n track to meet our targets for 2021 and to achieve our 2023 guidance 24 NET REVENUE (R$ billion) EBITDA MARGIN (%)

25 Thank You

Apendix Q 2 - 21

27 Avon acquisition costs Non - recurring costs associated with Avon acquisition, in Q2 - 20 and H1 - 20 Transformation/ Integration costs Includes: (i) Transformation Plan costs + Open - Up and Grow at Avon International (ii) Integration costs (costs to achieve synergies) Non - cash, non - recurring inventory PPA Impacts in Q1 - 20 Relate to non - cash adjustments to Avon’s opening balance sheet, resulting from transactions that occurred in 2019 Tax credits, recoveries and provision reversal Non - recurring social charges provision reversal at Natura, and PIS and Cofins tax credits at Avon in Latin America in Q2 - 20 1. 2. 3. 4. Adjusted figures exclude the following non - operational effects

28 Debt profile 62% 30% 7% 1% 69% 25% 5% 1% Bonds Debentures Other Working Capital Q2 - 21 BY TYPE Q2 - 21 BY CURRENCY USD BRL GBP Other

Breakdown of global net revenue by brand

NET REVENUE BY BRAND
(R$ million)

Brand	Q2-21	Q2-20	% (R$)	% (CC)	H1-21	H1-20	% (R$)	% (CC)
natura	2,933.7	2,348.5	+24.9%	26.0%	5,544.3	4,365.1	27.0%	25.4%
AVON	4,776.0	3,264.4	+46.3%	+39.8%	9,689.1	7,510.7	29.0%	+15.4%
THE BODY SHOP	1,217.6	979.2	+24.3%	+14.2%	2,537.3	1,872.4	35.5%	12.4%
Aēsop.	561.9	382.2	+47.0%	40.8%	1,147.8	723.1	+58.7%	+35.5%
Total net revenue	9,517.2	6,987.2	+36.2%	31.7%	18,972.2	14,505.2	+30.8%	18.9%

NET REVENUE BREAKDOWN (BY BRAND)
(%)


Q2-21
27.7%
52.0%
14.2%
6.2%
H1-21
29.3 %
51.1 %
13.6 %
6.1%
Natura
Avon
The Body Shop
Aesop

natura &co 29